Volaris Reports February 2018 Traffic Results, Passenger Growth

of 12% and Load Factor of 82%

Mexico City, Mexico. March 5, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports February 2018 and year-to-date preliminary traffic results.

During February 2018 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 11.2% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in February 2018 increased 14.2% year over year, reaching 1.2 billion. Volaris transported a total of 1.3 million passengers during the month, an increase of 11.8% year over year. Year-to-date, Volaris has transported over 2.7 million passengers, an increase of 4.0% year over year. Network load factor for February was 82.4%, an increase of 2.2 percentage points year over year.

During February 2018, Volaris launched one international route (San Salvador, El Salvador to Cancun, Quintana Roo).

The following table summarizes Volaris traffic results for the month and year-to-date.

	February 2018	February 2017	Variance	February YTD 2018	February YTD 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	889	767	15.9%	1,865	1,729	7.9%
International	360	327	10.1%	831	807	3.0%
Total	1,249	1,094	14.2%	2,696	2,536	6.3%
ASMs (in millions, scheduled & charter)
Domestic	1,050	937	12.0%	2,256	2,083	8.3%
International	467	427	9.3%	1,068	995	7.3%
Total	1,517	1,364	11.2%	3,324	3,078	8.0%
Load Factor (in %, scheduled)
Domestic	84.7%	81.8%	2.9 pp	82.7%	83.0%	(0.3) pp
International	77.1%	76.4%	0.7 pp	77.8%	81.0%	(3.2) pp
Total	82.4%	80.2%	2.2 pp	81.1%	82.4%	(1.3) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,048	937	11.8%	2,171	2,091	3.8%
International	252	225	11.8%	586	560	4.6%
Total	1,300	1,162	11.8%	2,757	2,651	4.0%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 174 and its fleet from four to 70 aircraft. Volaris offers more than 326 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100